Exhibit 99.1

Operating and Financial Review and Prospects in Connection with the Unaudited Condensed Consolidated Financial Statements for the Six Months Ended June 30, 2022 and Unaudited Condensed Combined Financial Statements for the Six Months Ended June 30, 2021

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated financial statements for the six months ended June 30, 2022 and unaudited condensed combined financial statements for the six months ended June 30, 2021, and related notes included herein, in each case. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

Our unaudited condensed consolidated financial statements for the six months ended June 30, 2022 and unaudited condensed combined financial statements for the six months ended June 30, 2021, and related notes have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). Cenntro is subject to the Australian Corporations Act 2001 (Cth) (“Corporations Act”), which requires financial statements prepared and audited in accordance with Australian Accounting Standards (“AAS”) and International Financial Reporting Standards (“IFRS”). The financial information in this discussion and analysis (including the information derived from the Unaudited Financial Statements) are not financial statements for the purposes of, and have not been audited in accordance with, the Corporations Act and is “non-IFRS financial information” under the Australian Securities and Investment Commission’s Regulatory Guide 230: ‘Disclosing non-IFRS financial information.’ Such non-IFRS financial information may not be comparable to similarly titled information presented by other entities and should not be construed as an alternative to other financial information prepared in accordance with AAS or IFRS.

Overview

We are a designer and manufacturer of electric light- and medium-duty vehicles (“ECVs”). Our purpose-built ECVs are designed to serve a variety of corporate and governmental organizations in support of city services, last-mile delivery and other commercial applications. Our mission is to leverage on our technological and research and development capabilities in areas such as vehicle design, digital component development, vehicle control software and “smart driving” to become a technology leader in the ECV market.

We have established an asset-light, distributed manufacturing business model through which we can distribute our unique modular vehicles in vehicle kits for local assembly in addition to fully assembled vehicles. Each of our vehicle models has a modular design that allows for local assembly in small factory facilities, which allows us to focus our efforts on the design of ECV models and related technologies while outsourcing various portions of the manufacturing, assembly and marketing of our vehicles to qualified third parties, allowing the Company to operate with lower capital investment than traditional vertically integrated automotive companies.

Up until December 31, 2021, we outsourced the vast majority of the marketing of our vehicles to third party “channel partners” and relied substantially on private label channel partners to assemble the Metro® from vehicle kits that we manufactured in our China-based facilities. Our relationships with such third parties, our “channel partners,” have allowed us to forego expensive capital investments in our own facilities and operate within our historic working capital limitations.  With the introduction of our new ECV models, however, we have begun the process of shifting the manufacturing of our vehicle kits and in some cases fully assembled vehicles to third party Original Equipment Manufacturer (“OEM”) manufacturing partners and, in the case of vehicle kits, assembling them in our own facilities in North America and Europe. We have established a European Operations Center in Dusseldorf, Germany, which provides marketing support, after-market support and spare-parts warehousing for the European market, as well as warehousing services with a logistics company in Budapest, Hungary to house spare parts for our ECVs. We are also in the process of establishing an assembly facility in Jacksonville, Florida, where we plan to assemble our new Logistar™ 400 and Teemak™ models for sale in the North American market. We expect to begin trial assembling operations at the Jacksonville facility by the end of 2022. We believe that augmenting our channel partner network, assembly facilities and support centers together with regionalizing our supply chain will enhance brand recognition, provide economic advantages and reduce time to market for our ECVs.

We began pilot production of our first-generation, U.S. Class 1 (0-6,000 lbs.), electric light-duty commercial vehicle, the Metro®, in 2018. The Metro® is a customizable ECV used in commercial applications such as city services (i.e., street cleaners, firetrucks, food trucks and garbage trucks) and last-mile delivery. The Metro® was “born electric,” meaning that, unlike many other ECVs that are converted from existing ICE designs, the Metro® was purpose-built from inception to be highly cost-effective and energy efficient, implementing a number of proprietary design elements including a lightweight structure and efficient power system. With our developed supply chain, relationships with component vendors, our channel partner network, and our growing manufacturing capacity through new facilities, we believe we are in position for larger scale production and distribution of the Metro®. We have also developed the Teemak™, an off-road electric commercial vehicle with essentially no homologation requirements in the United States and limited certification requirements, and Logistar™ 200, which is a European Union N1 Class electric commercial vehicle designed to meet the European Union’s city delivery and city service requirements. The Teemak™ first became commercially available in the United States in December 2021. The Logistar™ 200 was homologated in the European Union in January 2022 and first became commercially available in the European market in February 2022.

We have invested resources in the research and development not only of ECV design and manufacturing processes, but also in digitally enabled components, intra-vehicle communication, vehicle control and vehicle automation, or what we collectively refer to as “vehicle digitization,” as well as in the improvement of lithium battery technology.  We have developed a prototype system-on-chip (which we sometimes refer to as an “SOC”) for vehicle control and an open-platform, programmable chassis, with potential for both programmable and autonomous driving capabilities. We have also designed and developed in-house a proprietary telematics box, sometimes referred to as a T-Box, which allows our ECVs to send and receive data relating to location, speed, acceleration, braking and battery consumption, among others, to end-users. Additionally, our engineers have worked closely with certain of our qualified suppliers to co-design digitally enabled components in areas such as steering, braking, acceleration and signaling.

The electrification of the global automotive industry has been a major policy focus of governments worldwide. Certain countries, such as the United States, China, Canada, Germany and various other European countries, have announced aggressive EV initiatives designed to reduce carbon emissions, through the replacement of fossil fuels, and have begun incentivizing the development and sale of ECVs through government subsidy programs.

Acquisition of TME

On March 5, 2022, we entered into a Share and Loan Purchase Agreement (the “Purchase Agreement”) with Mosolf SE & Co. KG, a limited liability partnership incorporated under the laws of Germany (“Mosolf”), pursuant to which Mosolf agreed to sell to us (i) 65% of the issued and outstanding shares (the “TME Shares”) in TME, and (ii) 100% of the shareholder loan (the “Shareholder Loan”) which Mosolf previously provided to TME (the “TME Transaction”).

The TME Transaction closed on March 25, 2022. At the closing of the TME Transaction, we paid Mosolf €3,250,000 (or approximately USD$3.6 million) for the purchase of the TME Shares and €11,900,000 (or approximately USD$13.2 million) for the purchase of the Shareholder Loan, for total aggregate consideration of €15,150,000 (or approximately USD$16.8 million). An aggregate of €3,000,000 (or approximately USD$3.3 million) of the purchase price is held in escrow to satisfy amounts payable to any of the buyer indemnified parties in accordance with the terms of the Purchase Agreement.

The inventories of $4,484,007 on the acquisition date was purchased from Cenntro during the year ended December 31, 2021 prior to the closing of the Combination. The transaction was based on arm’s length principle, recognized as sales revenue generated from independent third-party customer, and not considered as part of the acquisition transaction.

We believe that our acquisition of a 65% equity interest in TME will allow us to expand our assembly capacity in the European Union for the production of our EU ECV models, including the Logistar™ series, in addition to the Metro®.

Key Factors Affecting Operating Results

The Global Economic Environment

Certain factors in the global economic environment that may impact our global operations include, among other things currency fluctuations, capital and exchange controls, global economic conditions including inflation, restrictive government actions, changes in intellectual property, legal protections and remedies, trade regulations, tax laws and regulations and procedures and actions affecting approval, production, pricing, and marketing of, reimbursement for and access to our products, as well as impacts of political or civil unrest or military action, including the current conflict between Russia and Ukraine, tensions between China and the U.S., the U.K., the EU, India and other countries that were heightened during 2021, terrorist activity, unstable governments and legal systems, inter-governmental disputes, public health outbreaks, epidemics, pandemics, natural disasters or disruptions related to climate change. We are monitoring the situation closely.

Impact of COVID-19 Pandemic on the Company

The COVID-19 pandemic and associated containment measures have caused economic and financial disruptions globally, affecting regions in which we sell our ECVs and conduct our business operations. We are unable to predict the full impact the pandemic may have on our results of operations, financial condition, liquidity, and cash flows due to numerous uncertainties, including the progression of the pandemic, governmental and other responses, as well as the resulting supply shortages and macroeconomic impacts, including price inflation. In addition, new variant strains of COVID-19 have emerged in different locations around the world, including the Omicron variant and its new subvariants. The impact of COVID variants cannot be predicted at this time and could depend on numerous factors, including vaccination rates among the population, the effectiveness of COVID-19 vaccines against new variants and the response by governmental bodies and regulators.

We are unable to predict the extent of the impact of the pandemic on our customers, suppliers, and other partners. For the six months ended June 30, 2022 and 2021, the COVID-19 pandemic contributed to uncertainty in the demand environment for our ECVs. Our business was adversely affected by supply constraints resulting from the pandemic that affected the timing of shipments of certain components and ECVs in desired quantities or configurations. Furthermore, our supply chains and manufacturing were impacted by lockdowns and containment measures implemented by local governments in China. For example, a government-imposed lockdown in Shanghai that occurred in the first half of 2022 resulted in a delay in our receipt of certain raw materials and components, as well as delays in customer deliveries. We may continue to experience delay as lockdowns still occur from time to time.

Shortages of Shipping Containers and Certain Components and Raw Materials

We rely heavily on the international shipping industry to transport our vehicles from our facilities (and those of our manufacturing partners) in China to our local assembly facilities and channel partners around the world. There is currently a shortage of shipping capacity from China and other parts of Asia, and as a result, our ability to deliver our ECV units to our channel partners has been disrupted and delayed. This challenge has impacted the timing of sales to some of our customers as we work to manage product availability and in certain cases adjust orders and shipping cost with our suppliers, manufacturing partners and customers.

Additionally, our ECVs utilize various raw materials including aluminum, steel, carbon fiber, non-ferrous metals such as copper, lithium, nickel and cobalt, as well as key component inputs such as semiconductors. The prices for these raw materials fluctuate depending on factors beyond our control, including market conditions and global demand for these materials, and have adversely affected our business and operating results. The global semiconductor supply shortage is also having wide-ranging effects across multiple industries, particularly the automotive industry, and it has impacted multiple suppliers that incorporate semiconductors into the parts they supply to us. Due to shortages related to the impact of COVID-19 and other factors, our vendors are also experiencing substantial increases in the price of commodities such as steel and lithium, which are key raw materials in the manufacture of our chassis and batteries, respectively.

Such shortages have had, and will continue to have, a negative impact on vehicle production, gross profit margin, product delivery time and revenue recognition. Our operating results for the six months ended June 30, 2022 have been significantly impacted by such shortages and we expect such shortages to continue for the foreseeable future.

In order to reduce the risk of international shipping disruptions and supply chain concentration, we are considering diversification, using more local suppliers, and producing some critical components by ourselves. We are also transitioning from channel partners to in-house sales teams for the marketing and distribution of our vehicles in North America. Such considerations may introduce short-term challenges on quality assurance, material risk, and local government approvals, but would allow the Company to have procurement and production localizations that are mostly supported by local governments in the long run.

New ECV Models

Recently, we introduced three new ECV models, each of which are designed for specific geographic markets and to address additional commercial applications.

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The Logistar™ 400 is a U.S. Class 4 (over 14,000 lbs.) medium-duty electric commercial truck designed primarily for urban delivery and freight to cover two significant markets that include last mile delivery fleets and upfitters.  The Company has showcased the LS 400 series at various key industry events and exhibitions that have led to significant interests. We expect to obtain EPA Certification for Logistar™ 400 by end of September 2022.

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The Logistar™ 100 is a European Union N1 Class electric commercial vehicle designed to be a versatile, compact light cargo van purpose-built to serve diverse commercial applications, especially in urban areas with high population density.   We have received European Type approval for LS100.  Cenntro’s first Logistar 100 rolled off the production line with deliveries to Europe scheduled in the beginning of September 2022 with launches in the Asian, Caribbean, and South American markets to follow.

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The Logistar™ 260 is a European Union N1 Class electric commercial vehicle designed to target a wide range of applications in the trades, couriers, express and parcel services, logistics solutions, and facility management segments, with initial deliveries to Europe scheduled by the end of September. We have received European Type approval for LS 260 and the production has commenced.

Launch of Lithium Battery Project

Given the backdrop of increased battery cost and a global supply chain challenge, Cenntro set up a unit Cennatic Power Inc. to produce advanced lithium-ion batteries for its electric commercial vehicles (“ECV”) to secure and stabilize battery supply.  Bringing production of essential battery technologies and manufacturing process in-house will enable the Company to expedite the development of ECVs, reduce supply chain dependency from China, and lower battery cell costs.  The construction of the Battery factory is completed.  Propriety production machinery has already been manufactured and validated.  We are also in a process of filing for three patents.

Building EV Distribution and Service Infrastructure

To align with our own direct Go-To-Market strategy, we are investing in building Cenntro’s EV centers which serve as parts distribution warehouses and dealers sales support centers in regions including the United States, Poland, Germany, Spain, Morocco, and Jamaica.

At the same time, we have initiated the transition from private label distribution to a direct B2B marketing and sales team in North America.  The Company will assemble its Metro product in-house and market Metro directly to its distributors in the United States.  During this transition, there is temporary disruption to our Metro sales in the North American Market.  However, the Company will now have full control over the production and sales in the United States to assure product quality, reduce the overhead and to boost brand awareness.

See “Risk Factors-Risks Related to Our Business and Financial Results-Our future success depends on our ability to introduce new models and we may experience delays in launching and ramping up production of our new ECV models.”

A. Key Components of Results of Operations

Net revenues

We generate revenue primarily through the sale of ECVs to our channel partners. Historically, these revenues were generated solely by the sale of the Metro® but we recently began generating revenue from the sales of the Logistar™ 200 in Europe.

Net revenues during the periods of six months ended June 30, 2022 and 2021 were generated from (a) vehicles sales, which primarily represent net revenues from sales of Metro® and Logistar™ 200 vehicles (including vehicle kits), (b) sales of ECV spare-parts related to our Metro® vehicles, and (c) other sales, which primarily relate to: (i) sales of ECV batteries to certain customers and (ii) charges on services provided to channel partners for technical developments and assistance with vehicle homologation or certification.

Cost of goods sold

Our cost of goods sold mainly consists of production-related costs including costs of raw materials, consumables, direct labor, overhead costs, depreciation of plants and equipment, manufacturing waste treatment processing fees and inventory write-downs. We incur cost of goods sold in relation to (i) vehicle sales and spare-part sales, including, among others, purchases of raw materials, labor costs, and manufacturing expenses that relate to ECVs, and (ii) other sales, including cost and expenses that are not related to ECV sales. We believe that the average cost per vehicle may continue to decrease because we expect our cost of materials and parts to decrease as our vehicle production volume increases. However, in the short term, certain components and materials may increase in price due to shortages of certain input components such as battery packs and semiconductors. We also anticipate the price of battery packs, the largest portion of our vehicle production cost, will decrease in the long-term, though prices have increased and may continue to increase in the near-term due to the rising price of lithium as a result of COVID-19 and other factors.

Inventories are stated at the lower of cost or net realizable value. The cost of raw materials is determined on the basis of weighted average. The cost of finished goods is determined on the basis of weighted average and is comprised of direct materials, direct labor cost and an appropriate proportion of overhead. Net realizable value is based on estimated selling prices less selling expenses and any further costs of completion. Adjustments to reduce the cost of inventory to net realizable value are made, if required, for estimated excess, obsolescence, or impaired balances. Write-downs are recorded in the cost of goods sold in our statements of operations and comprehensive loss.

Operating expenses

Our operating expenses consist of general and administrative, selling and marketing expenses, and research and development expenses. General and administrative expenses are the most significant components of our operating expenses. Operating expenses also include provision for doubtful accounts.

Research and Development Expenses

Research and development expenses consist primarily of employee compensation and related expenses, prototype expenses, costs associated with assets acquired for research and development, product development costs, production inspection and testing expenses, product strategic advisory fees, third-party engineering and contractor support costs and allocated overhead. We expect our research and development expenses to increase as we continue to invest in new ECV models, new materials and techniques, vehicle management and control systems, digital control capabilities and other technologies.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of employee compensation and related expenses, sales commissions, marketing programs, freight costs, travel and entertainment expenses and allocated overhead. Marketing programs consist of advertising, tradeshows, events, corporate communications and brand-building activities. We expect our selling and marketing expenses to increase as we introduce our new ECV models, further develop additional channel partners and expand our sales globally.

General and Administrative Expenses

General and administrative expenses consist primarily of employee compensation and related expenses for administrative functions including finance, legal, human resources and fees for third-party professional services, provision for doubtful account and allocated overhead. While we will continue to monitor general and administrative expenses, we expect general and administrative expenses to materially increase over the next two years in connection with the execution of our growth strategy, including the regionalization of our manufacturing and supply chain, expanded product offerings and expenses relating to being a public company. A provision for doubtful accounts is recorded for periods in which we determine a loss on a receivable is probable, based on our assessment of specific factors, such as troubled collections, historical experience, aging accounts, ongoing business relations and other factors. Account balances are charged off against the provision after all means of collection have been exhausted and the potential for recovery is considered remote.

Other income (expenses)

Interest income, net

Interest income, net, consists of interest income from cash deposits and interest expenses on outstanding loans and other borrowings.

Gain from equity method investments

Entities over which we have the ability to exercise significant influence but do not have a controlling interest through investment in common shares, or in-substance common shares, are accounted for using the equity method. Under the equity method, we initially record our investment at cost and subsequently recognize our proportionate share of each such entity’s net income or loss after the date of investment into our statements of operations and comprehensive loss and accordingly adjust the carrying amount of the investment. When our share of losses in the equity of such entity equals or exceeds our interest in the equity of such entity, we do not recognize further losses, unless we have incurred obligations or made payments or guarantees on behalf of such entity. An impairment charge is recorded when the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. The adjusted carrying amount of the assets become new cost basis.

Key Operating Metrics

We prepare and analyze operating and financial data to assess the performance of our business and allocate our resources. The following table sets forth our key performance indicators for the six months ended June 30, 2022 and 2021.

	Six Months Ended June 30,
	2022	2021
(Expressed in U.S. Dollars)	(Unaudited)
Gross margin of vehicle sales	8.7%	5.9%
Adjusted EBITDA	$(12,947,065)	$(3,013,739)

Gross margin of vehicle sales. Gross margin of vehicle sales is defined as gross profit of vehicle sales divided by total revenue of vehicle sales.

Adjusted EBITDA. We define Adjusted EBITDA as net (loss)/income before net interest expense, income tax expense and depreciation and amortization as further adjusted to exclude the impact of stock-based compensation expense and non-recurring or extraordinary expenses, losses, charges or gains. We caution investors that amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by our competitors because not all companies and analysts calculate Adjusted EBITDA in the same manner. We present Adjusted EBITDA because we consider it to be an important supplemental measure of our performance and believe it is frequently used by securities analysts, investors, and other interested parties in the evaluation of companies in our industry. Management believes that investors’ understanding of our performance is enhanced by including this non-GAAP financial measure as a reasonable basis for comparing our ongoing results of operations. See “-Non-GAAP Financial Measures and Non-IFRS Financial Information.”

Results of Operations

The following table sets forth a summary of our statements of operations for the periods indicated:

	Six Months Ended June 30,
(Expressed in U.S. Dollars)	2022	2021
	(Unaudited)
Statements of Operations Data:
Net revenues	5,035,322	2,455,726
Cost of goods sold	(4,503,840)	(2,005,426)
Gross profit	531,482	450,300
Operating Expenses:
Selling and marketing expenses	(2,626,568)	(262,372)
General and administrative expenses	(20,226,284)	(4,082,199)
Research and development expenses	(1,814,512)	(637,067)

Total operating expenses	(24,667,364)	(4,981,638)

Loss from operations	(24,135,882)	(4,531,338)

Other Income (Expense):
Interest income/(expense), net	286,873	(417,826)
Gain from equity method investments	10,878	-

Other income, net	734,981	402,333
Loss before income taxes	(23,103,150)	(4,546,831)
Income tax benefit	48,861	-
Net loss	(23,054,289)	(4,546,831)
Less: net loss attributable to non-controlling interests	(670,641)	(4,264)
Net loss attributable to the Company’s shareholders	(22,383,648)	(4,542,567)

Net Revenues

The following table presents our net revenue components by amount and as a percentage of the total net revenues for the periods presented.

	Six Months Ended June 30,
	2022		2021
(Expressed in U.S. Dollars)	Amount	%	Amount	%
	(Unaudited)
Net revenues:
Vehicle Sales	$4,852,930	96.38%	$2,007,537	81.75%
Spare-part sales	84,626	1.68%	81,074	3.30%
Other sales	97,766	1.94%	367,115	14.95%
Total net revenues	$5,035,322	100.00%	$2,455,726	100%

Net revenues for the six months ended June 30, 2022 was approximately $5.0 million, an increase of $2.5 million or approximately 105.04% from approximately $2.5 million for the six months ended June 30, 2021. The increase in net revenues in the first six months of 2022 was primarily attributed to (i) an increase in vehicle sales of approximately $2.1 million primarily attributable to a 100% increase in Logistar® 200 units sold. (ii) a 95.8% higher average selling price per unit due to the improvement of the product mix to include Logistar® 200 and other pricing changes.

For the six months ended June 30, 2022, we sold 337 ECVs, including 48 Metro® vehicle kits, 155 fully assembled Metro® vehicle kits, 132 fully assembled Logistar® 200 units, and 2 fully assembled other models compared with 273 ECVs for the six months ended June 30, 2021, including 234 Metro® vehicle kits and 39 fully assembled Metro® units.

For the six months ended June 30, 2022, net revenues from vehicle sales in Europe, North America, and Asia (including China) as a percentage of total vehicle net revenues was 59.1%, 8.8% and 32.1%, respectively, compared to 56.7%, 22.5%, and 20.8%, respectively, for the corresponding period in 2021.

Cost of goods sold

The following table presents our cost of goods sold by amount and as a percentage of the total cost of goods sold for the periods presented.

	Six Months Ended June 30,
	2022		2021
(Expressed in U.S. Dollars)	Amount	%	Amount	%
	(Unaudited)
Cost of goods sold:
Vehicle Sales	$(3,832,462)	85.09%	$(1,375,140)	68.57%
Spare-part sales	(46,639)	1.04%	(39,867)	1.99%
Other sales	(26,272)	0.58%	(77,237)	3.85%
Inventories write-downs	(598,467)	13.29%	(513,182)	25.59%
Total cost of goods sold	$(4,503,840)	100.00%	$(2,005,426)	100.00%

Our cost of goods sold for the six months ended June 30, 2022 was approximately $4.5 million, an increase of approximately $2.5 million or approximately 124.6% from approximately $2.0 million for the six months ended June 30, 2021. The increase in cost of goods sold in six month ended June 2022 was primarily attributed to an increase in the number of new model vehicles sold to our channel partners, including an additional 132 Logistar® 200 units sold.

Inventory write-downs for the six months ended June 30, 2022 was approximately $0.60 million, an increase of approximately $0.09 million or approximately 16.6% from approximately $0.51 million for the six months ended June 30, 2021. The increase in inventory write-downs in 2022 primarily resulted from the routine assessment of inventory obsolescence resulted from technical upgrades.

Gross Profit

Gross profit for the six months ended June 30, 2022 was approximately $0.53 million, an increase of approximately $0.08 million from approximately $0.45 million for the six months ended June 30, 2021. For the six months ended June 30, 2022 and 2021, our overall gross margin was approximately 10.6% and approximately 18.3%, respectively. Our gross margin for Metro® vehicle sales excluding inventory write-downs was approximately 24.8% and approximately 31.5%, respectively, representing a 6.7% decrease, and our gross margin for Logistar® 200 was 24.6% and nil, respectively.  For the six months ended June 30, 2022, the decrease in our overall gross margin of approximately 7.7 percentage was primarily due to both the inflation pressure on input costs such as battery and the shipping costs especially as shipping costs of a 40-foot container to Hamburg or New York has risen to a high of $20,000 for the first half of 2022 from the average of $2,000 for the same period last year.  Recently in August, the average cost of shipping the same 40-foot container has come down to $5,000.

Selling and Marketing Expenses

Selling and marketing expenses for the six months ended June 30, 2022 were approximately $2.6 million, an increase of approximately $2.3 million or approximately 901.1% from approximately $0.3 million for the six months ended June 30, 2021. The increase in selling and marketing expenses in 2022 was primarily attributed to an increase in marketing expense, salary and compensation expense, freight costs, and after sale service costs of approximately 1.0 million, 0.6 million, 0.3 million, and 0.1 million, respectively.

General and Administrative Expenses

General and administrative expenses for the six months ended June 30, 2022 were approximately $20.2 million, an increase of approximately $16.0 million or approximately 386.1% from approximately $4.2 million for the six months ended June 30, 2021. The increase in general and administrative expenses in 2022 was primarily attributable to increases in expenses related to (i) an increase in non-recurring fees and expenses of approximately $6.5 million related the compensation to certain directors, which mainly included approximately $4.85 million to the former CEO of the  Naked Brand Group and a company controlled by him as compensation before his resignation for their past services to the Company and $1 million to a former Director of Naked Brand Group (i.e. Andrew Shape) as Director's Fee, (ii) an increase in non-recurring expenses of approximately $1.8 million for compensation in 2022 related to FOH divesture, (iii) an increase of salaries of approximately $1.6 million as the Company expanded its administrative operations in the U.S. and globally, (iv) an increase of legal and other professional services of approximately $3.1 million to serve the Company as a public listed entity and to support recent acquisition and the equity financing concluded during the six months ended June 30, 2022, (v) an increase of rent and office expense of approximately $1.2 million, and (vi) additional amortized share-based compensation expense related to the vesting of the newly granted 2022 Option Plan of approximately $0.5 million.

Research and Development Expenses

Research and development expenses for the six months ended June 30, 2022 were approximately $1.8 million, an increase of approximately $1.2 million or approximately 184.8% from approximately $0.6 million for the six months ended June 30, 2021. The increase in research and development expenses in 2022 was primarily due to increases in the design and development expenses and salary expenses of approximately $0.7 million and $0.4 million, respectively.

Interest income (expense), net

Interest income (expense), net, consists of interest income from cash deposit and interest expense on outstanding loans and other borrowings. Net interest income was approximately $0.3 million for the six months ended June 30, 2022, compared to the net interest expenses of approximately $0.4 million for the six months ended June 30, 2021. The change was primarily attributable to the increased interest income earned from the significant increase of cash balances and the Company has repaid loans from related parties and third parties during the second half of the year 2021.

Other income, net

Other income, net for the six months ended June 30, 2022 was approximately $0.7 million, representing a increase of approximately $0.3 million or approximately 82.7 % compared to approximately $0.4 million for the six months ended June 30, 2021. The increase of other income in the first half year of 2022 compared to the corresponding period of 2021 was primarily attributable to the increase on exchange gain of approximately $0.6 million, offset by non-recurrences of the gain from a dormant subsidiary’s winding up of approximately 0.1 million that incurred in the six months ended June 30, 2021, and the decrease of gain from disposal of equipment of approximately 0.1 million, respectively.

Non-GAAP Financial Measures and Non-IFRS Financial Information

Adjusted EBITDA for the Six Months Ended June 30, 2022 and 2021

In addition to our results determined in accordance with U.S. GAAP, we believe Adjusted EBITDA, a non-GAAP measure is useful in evaluating operational performance. We use Adjusted EBITDA to evaluate ongoing operations and for internal planning and forecasting purposes. We believe that non-GAAP financial information, when taken collectively, may be helpful to investors in assessing operating performance.

Adjusted EBITDA is a supplemental measure of our performance that is not required by, or presented in accordance with, U.S. GAAP. Adjusted EBITDA is not a measurement of our financial performance under U.S. GAAP and should not be considered as an alternative to net income or any other performance measure derived in accordance with U.S. GAAP. We define Adjusted EBITDA as net income (or net loss) before net interest expense, income tax expense, and depreciation and amortization, as further adjusted to exclude the impact of stock-based compensation expense and other non-recurring or extraordinary expenses, losses, charges or gains.

We present Adjusted EBITDA because we consider it to be an important supplemental measure of our performance and believe it is frequently used by securities analysts, investors, and other interested parties in the evaluation of companies in our industry. Management believes that investors’ understanding of our performance is enhanced by including this non-GAAP financial measure as a reasonable basis for comparing our ongoing results of operations. Management uses Adjusted EBITDA:

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as a measurement of operating performance because it assists us in comparing the operating performance of our business on a consistent basis, as it removes the impact of items not directly resulting from our core operations;

•	for planning purposes;

•	to evaluate the performance and effectiveness of our operational strategies; and

•	to evaluate our capacity to expand our business.

By providing this non-GAAP financial measure, together with the reconciliation, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives. We caution investors that amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by our competitors because not all companies and analysts calculate Adjusted EBITDA in the same manner. Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as an alternative to, or a substitute for net income or other financial statement data presented in our financial statements as indicators of financial performance. Some of the limitations are:

•	such measures do not reflect our cash expenditures;

•	such measures do not reflect changes in, or cash requirements for, our working capital needs;

•
although depreciation and amortization are recurring, non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and such measures do not reflect any cash requirements for such replacements; and

•
the exclusion of stock-based compensation expense, which has been a significant recurring expense and will continue to constitute a significant recurring expense for the foreseeable future, as equity awards are expected to continue to be an important component of our compensation strategy.

Due to these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our U.S. GAAP results and using these non-GAAP measures only as supplemental information. As noted in the table below, Adjusted EBITDA includes adjustments to exclude the impact of stock-based compensation expense and other non-recurring or extraordinary expenses, losses, charges or gains. It is reasonable to expect that certain of these items will occur in future periods. However, we believe these adjustments are appropriate because the amounts recognized can vary significantly from period to period, do not directly relate to the ongoing operations of our business and may complicate comparisons of our internal operating results and operating results of other companies over time. In addition, Adjusted EBITDA may include adjustments for other items that we do not expect to regularly occur in future reporting periods. Each of the normal recurring adjustments and other adjustments described in this paragraph and in the reconciliation table below help management with a measure of our core operating performance over time by removing items that are not related to day-to-day operations.

The following table reconciles Adjusted EBITDA to the most directly comparable U.S. GAAP financial performance measure, which is net loss:

	Six Months Ended June 30,
	2022	2021
(Expressed in U.S. Dollars)	(Unaudited)
Net loss	$(23,054,289)	$(4,546,831)
Interest (income) expense, net	(286,873)	417,826
Income tax benefit	(48,861)	-
Depreciation and amortization	484,937	395,776
Share-based compensation expense	1,309,856	719,490

Expenses related to TME Acquisition	348,987	-
Expenses related to one-off payment inherited from the original Naked Brand Group	8,299,178	-

Adjusted EBITDA	$(12,947,065)	$(3,013,739)

Presentation of U.S. GAAP financial information rather than IFRS financial information

Our Unaudited Financial Statements have been prepared in accordance with U.S. GAAP. As an Australian public limited company, we are subject to the Corporations Act, which requires that financial statements be prepared and audited in accordance with AAS and IFRS and lodged with the Australian Securities and Investments Commission (“ASIC”). The financial information in this discussion and analysis (including the information derived from the Unaudited Financial Statements) are not financial statements for the purposes of the Corporations Act and is considered “non-IFRS financial information” under the Australian Securities and Investment Commission’s Regulatory Guide 230: ‘Disclosing non-IFRS financial information.’ Such non-IFRS financial information may not be comparable to similarly titled information presented by other entities and should not be construed as an alternative to other financial information prepared in accordance with AAS or IFRS.

We believe that our results determined in accordance with U.S. GAAP (“GAAP Results”), as well as Adjusted EBITDA, a non-IFRS measure, are useful in evaluating operational performance. We use GAAP Results and Adjusted EBITDA to evaluate ongoing operations, for internal planning and forecasting purposes and for informing our investors based in the United States.

Our GAAP Results are not a measurement of our financial performance under IFRS and should not be considered as an alternative to performance measures derived in accordance with IFRS.

By providing this non-IFRS financial information, together with the reconciliation, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives. We caution investors that amounts presented in accordance with U.S. GAAP may not be comparable to similar measures presented in accordance with IFRS.

Adjusted EBITDA is not a measurement of our financial performance under IFRS. See “-Non-GAAP Financial Measures and Non-IFRS Financial Information- Adjusted EBITDA for the Six Months ended June 30, 2022 and 2021.” The information presented thereunder as to why management believes that investors’ understanding of our performance is enhanced by its presentation (in addition to U.S. GAAP financial measures), as well as the cautionary statements thereunder, apply equally in relation to the fact that Adjusted EBITDA is not a measurement of our financial performance under IFRS.

The following U.S. GAAP to IFRS reconciliation tables include IFRS information as of and for the six months ended June 30, 2022 and 2021.  The December 31, 2021 IFRS information was derived from the Company’s Annual Report dated December 31, 2021 filed with ASIC in accordance with the Corporations Act.

The following table reconciles our balance sheet under U.S. GAAP with our unaudited balance sheet under IFRS as of June 30, 2022 and our audited balance sheet under IFRS as of December 31, 2021, respectively:

	For the Six Months Ended				For the Year Ended
	June 30, 2022 (Unaudited)					December 31, 2021 (Audited)
Balance Sheet:	U.S. GAAP	IFRS Difference		IFRS	U.S. GAAP	IFRS Difference	IFRS
Current assets
Cash and cash equivalents	$182,965,993	-		$182,965,993	$261,069,414	-	261,069,414
Restricted cash	573,597	-		573,597	595,548	-	595,548
Accounts receivable, net	2,516,106	-		2,516,106	2,047,560	-	2,047,560
Inventories	20,920,414	-		20,920,414	8,139,816	-	8,139,816
Prepayment and other current assets	15,173,984	-		15,173,984	7,989,607	-	7,989,607
Amount due from related parties - current	582,561	-		582,561	1,232,634	-	1,232,634
Total current assets	222,732,655	-		222,732,655	281,074,579	-	281,074,579
		-
Non-current assets		-
Accounts receivable, net- non-current	1,173,268			1,173,268	-		-
Equity investments	428,435	-		428,435	329,197	-	329,197
Plants and equipment, net	1,545,238	-		1,545,238	1,301,226	-	1,301,226
Goodwill	10,874,027			10,874,027	-		-
Intangible assets, net	2,775,298	-		2,775,298	3,313	-	3,313
Right-of-use assets , net	8,650,035	-		8,650,035	1,669,381	-	1,669,381
Amount due from related parties - non-current	4,471,660			4,471,660	4,834,973		4,834,973
Other non-current assets, net	11,098,419	-		11,098,419	2,151,700	-	2,151,700
Total non-current assets	41,016,380			41,016,380	10,289,790		10,289,790
Total assets	$263,749,035			$263,749,035	$291,364,369		291,364,369

Current liabilities
Accounts payable	2,739,551	-		2,739,551	3,678,823	-	3,678,823
Accrued expense and other current liabilities	4,172,864	-		4,172,864	4,183,263	-	4,183,263
Contractual liabilities	2,731,428	-		2,731,428	1,943,623	-	1,943,623
Operating lease liabilities, current	1,426,428	-		1,426,428	839,330	-	839,330
Amount due to related parties	4,908,209	-		4,908,209	15,756,028	-	15,756,028
Total current liabilities	15,978,480			15,978,480	26,401,067		26,401,067

Non-current liabilities
Other non-current liabilities	100,000	-		100,000	700,000	-	700,000
Deferred tax liabilities	832,589	-		832,589	-		-
Operating lease liabilities, non-current	7,078,860	-		7,078,860	489,997		489,997
Total non-current liabilities	8,011,449	-		8,011,449	1,189,997		1,189,997
Total liabilities	$23,989,929			$23,989,929	$27,591,064		27,591,064

Equity
Ordinary shares (No par value; 261,256,254 shares issued and outstanding as of June 30, 2022 and December 31, 2021)	-	-		-	-	-	-
Additional paid-in capital	376,211,795	184,847,248	(1)	561,059,043	374,901,939	186,157,104(1)	561,059,043
Accumulated other comprehensive loss	(5,347,621)	5,347,621		-	(1,392,699)	1,392,699	-
Reserves	-	19,235,062	(2)	19,235,062		21,880,128 (2)	21,880,128
Accumulated deficit	(132,119,583)	(209,429,931)		(341,549,514)	(109,735,935)	(209,429,931)	(319,165,866)
Total Stockholders’ Equity	238,744,591			238,744,591	263,773,305		263,773,305

Noncontrolling interest	1,014,515			1,014,515	-	-	-

Total Equity	239,759,106			239,759,106	263,773,305		263,773,305
Total Liabilities and Equity	$263,749,035			$263,749,035	$291,364,369		291,364,369

(1)
Includes $(24,582,683) (2021: $(23,272,827)) in share-based compensation payments and additional equity of $209,429,931 recognized in 2021 from the difference between the deemed transaction price and net assets acquired related to the Combination under IFRS.

(2)
Includes (i) a reclassification of Accumulated other comprehensive loss under U.S. GAAP of $5,347,621 (2021: $(1,392,699)) and (ii) a reclassification of Additional paid-in capital under U.S. GAAP of $24,582,683 (2021: $23,272,827) in share-based compensation payments to Reserves under IFRS.

The following table reconciles our statement of operations under U.S. GAAP with our statement of operations under IFRS for the six months ended June 30, 2022 and 2021, respectively:

	For the Six Months Ended June 30,
	2022			2021
Statement of Operations:	U.S. GAAP	IFRS Difference	IFRS	U.S. GAAP	IFRS Difference	IFRS

Net revenues	$5,035,322		$5,035,322	$2,455,726	-	$2,455,726
Cost of goods sold	(4,503,840)		(4,503,840)	(2,005,426)	-	(2,005,426)
Gross Profit	531,482		531,482	450,300		450,300

Selling and marketing expenses	(2,626,568)		(2,626,568)	(262,372)	-	(262,372)
General and administrative expenses	(20,226,284)		(20,226,284)	(4,082,199)	-	(4,082,199)
Research and development expenses	(1,814,512)		(1,814,512)	(637,067)	-	(637,067)
Total operating expenses	(24,667,364)		(24,667,364)	(4,981,638)	-	(4,981,638)

Loss from operations	(24,135,882)		(24,135,882)	(4,531,338)		(4,531,338)

Interest income (expense), net	286,873		286,873	(417,826)	-	(417,826)
Other income, net	734,981		734,981	402,333	-	402,333
Gain from equity method investments	10,878		10,878	-	-	-
Loss before income taxes	(23,103,150)		(23,103,150)	(4,546,831)		(4,546,831)
Income tax benefit	48,861		48,861	-	-	-
Net loss	(23,054,289)		(23,054,289)	(4,546,831)		(4,546,831)
Less: Net loss attributable to non-controlling interests	(670,641)		(670,641	(4,264)	-	(4,264)
Net loss attributable to shareholders	$(22,383,648)		$(22,383,648)	$(4,542,567)		$(4,542,567)

Other comprehensive loss				-	-	-
Foreign currency translation adjustment	(3,825,086)		(3, 825,086)	207,199	-	207,199
Total comprehensive loss	(26,879,375)		(26,879,375)	(4,339,632)		(4,339,632)
Total comprehensive loss attributable to non-controlling interests	(540,805)	-	(540,805)	(5,689)	-	(5,689)
Total comprehensive loss attributable to the Company’s shareholders	(26,338,570)		(26,338,570)	(4,333,943)		(4,333,943)

As set forth above, the material differences between the U.S. GAAP and IFRS presentation with respect to our consolidated balance sheet as of June 30, 2022 and combined balance sheet as of December 31, 2021 are as follows:

a)	The reclassification of “Accumulated other comprehensive loss” under U.S. GAAP to “Reserves” under IFRS;
b)	The reclassification of amounts of IFRS share-based payments from “Additional paid-in capital” under U.S. GAAP to “Reserves” under IFRS; and
c)	Additional equity recognized from the difference between the total deemed transaction price and net assets acquired related to the Combination under IFRS.
d)
In 2021, the Company was deemed to have incurred non-cash listing costs of approximately $209.4 million as a result of the IFRS accounting treatment of the Combination, as Cenntro was deemed to have received a 67% controlling interest in CEGL and the Company was deemed to have incurred listing costs equaling the difference between the total deemed transaction price and total net assets. Under U.S. GAAP, the Combination is accounted for as a reverse recapitalization, which is equivalent to the issuance of shares by Cenntro for the net assets of CEGL (formerly NBG), accompanied by a recapitalization.

As set forth above, there is no difference between the U.S. GAAP and IFRS presentation as it relates to our combined statement of operations and comprehensive loss for the six months ended June 30, 2022 and 2021.

B. Liquidity and Capital Resources

We have historically funded working capital and other capital requirements primarily through bank loans, equity financings and short-term loans. Also, the reverse recapitalization we have completed at end of December 2021 provided significant funding for the company’s operations.  Cash is required primarily to purchase raw materials, repay debts and pay salaries, office expenses and other operating expenses.

As of June 30, 2022, we had approximately $183 million in cash and cash equivalents and approximately $2.5 million of accounts receivables as compared to approximately $261.1million in cash and cash equivalents and $2.0 million in accounts receivable as of December 31, 2021. For the six months ended June 30, 2022 and 2021, net cash used in operating activities was approximately $29.1 million and approximately $6.4 million, respectively. As of June 30, 2022, we had approximately $0.06 million in outstanding borrowings due to related parties.

Short-Term Liquidity Requirements

We believe our cash and cash equivalents will be sufficient for us to continue to execute our business strategy over the twelve-month period following the date of this Report. Our current business strategy for the next twelve months includes (i) the continued rollout of our new ECV models in North America and Europe, as applicable, (ii) the establishment of local assembly facilities in the United States and the European Union and (iii) investments in equipment for the expansion of our factory in Changxing, China. Actual results could vary materially as a result of a number of factors, including:

•	The costs of bringing our new facilities into operation;
•	The timing and costs involved in rolling out new ECV models to market;
•	Our ability to manage the costs of manufacturing our ECVs;
•	The costs of maintaining, expanding and protecting our intellectual property portfolio, including potential litigation costs and liabilities;
•	Revenues received from sales of our ECVs;
•	The costs of additional general and administrative personnel, including accounting and finance, legal and human resources, as well as costs related to litigation, investigations, or settlements;
•	Our ability to collect future revenues; and
•	Other risks discussed in the section titled “Risk Factors.”

We continue implementing measures that increase revenues and control operating costs and expenses, such as implementing comprehensive budget controls and operational assessments, implementing enhanced vendor review and selection processes as well as enhancing our internal controls.

Long-Term Liquidity Requirements

In the long-term, we plan to regionalize the manufacturing and supply chain relating to certain key components of our ECVs in geographic markets in which our ECVs are sold. In the long-term, through our supply chain development know-how, we intend to establish supply chain relationships in North America and the European Union to support anticipated manufacturing and assembly needs in these markets, thereby reducing the time in transit and potentially other costs relating to importing our components and spare parts from China. We have initiated the transition from private label distribution to a direct B2B marketing and sales team in North America.  Cenntro will assemble its Metro product in-house ad market Metro directly to its distributors in the United States. As part of our growth strategy, we plan to grow our dealership network and expand local assembly facilities to regionalize our manufacturing and supply chains to better serve our global customers.

We intend to further expand our technology through continued investment in research and development. Since inception in 2013 through June 30, 2022, we have spent over approximately $76.9 million in research and development activities related to our operations. We plan to increase our research and development expenditures over the long term as we build on our technologies in digital components and smart driving to address the autonomous driving market.

For our long-term business plan, we plan to fund current and future planned operations mainly through cash on hand, cash flow from operations, lines of credit and additional equity and debt financings to the extent available on commercially favorable terms.

Working Capital

As of June 30, 2022, we had working capital of approximately $206.8 million, as compared to approximately $254.7 million as of December 31, 2021. The approximately $47.9 million decrease in working capital during the six months ended June 30, 2022 was primarily due to expenditures in connection with the extending of new vehicle models and further market reach.

Borrowings

Borrowings

Prior to December 2020, we had six working capital loans outstanding, consisting of three loans from China Construction Bank Shengzhou Branch and three loans from Agricultural Bank of China Shengzhou Economic Development Zone Branch in the aggregate amount of approximately $15.4 million. The bank loans were secured by a lien on our land use rights and properties, which were sold in November 2020. As of December 31, 2020, we paid off in full all outstanding bank loans. In addition, historically, we received additional debt financing from related parties and third parties. As of December 31, 2021, the outstanding amounts owed to related parties and third parties including accrued and unpaid interest, was approximately $2.2 million representing a decrease of approximately $4.5 million from approximately $6.7 million as of December 31, 2020. The decrease was primarily due to the repayment of outstanding loans to related parties and other third parties in 2021 using the proceeds of the NBG Bridge Loan following the closing of the Combination. As of June 30, 2022, we paid off all outstanding borrowings due to third parties and we had approximately $0.06 million in outstanding borrowings due to related parties.

Cash Flow

	Six Months Ended June 30,
(Unaudited)	2022	2021
Net cash used in operating activities	$(29,071,262)	$(6,416,398)
Net cash provided (used in) by investing activities	(17,112,002)	5,594,878
Net cash used in financing activities	(30,960,641)	(1,799,064)
Effect of exchange rate changes on cash	(981,467)	36,693
Net decrease in cash, cash equivalents and restricted cash	(78,125,372)	(2,583,891)
Cash and cash equivalents, and restricted cash at beginning of the year	261,664,962	4,549,034
Cash and cash equivalents, and restricted cash at end of the period	$183,539,590	$1,965,143

Operating Activities

Our net cash used in operating activities was approximately $29.1 million and $6.4 million for the six months ended June 30, 2022 and 2021, respectively.

Net cash used in operating activities for the six months ended June 30, 2022 was primarily attributable to (i) our net loss of approximately $23.1 million, as adjusted for non-cash items of approximately $3.4 million, which primarily consisted of depreciation and amortization, amortization of operating lease right-of-use assets, write-down of slow-moving inventories, net foreign currency exchange loss and share-based compensation expense of approximately $0.5 million, $0.7 million, $0.6 million, $0.4 million and $1.3 million, respectively, (ii) a decrease in  accounts payable, operating lease liabilities, and long-term payables and of approximately $3.1 million, $0.6 million, and $0.6 million, respectively,  and (iii) an increase in inventories, accounts receivable, prepayments and other assets, amounts due from related parties, and accrued expense and other current liabilities of approximately $7.9 million, $1.6 million, $1.6 million, $0.7 million, and $0.5 million, respectively, and was partially offset by an increase of  amount due to related parties and deferred revenue of $5.6 million and $0.5 million, respectively.

Net cash used in operating activities for the six months ended June 30, 2021 was primarily attributable to (i) our net loss of approximately $4.5 million and adjusted for non-cash items of approximately $1.7 million, which primarily consisted of share-based compensation expense, impairment of slow-moving inventory, and depreciation and amortization of approximately $0.7 million, $0.5 million, and $0.4 million, respectively, (ii) a decrease of accounts payable of approximately $2.3 million and (iii) an increase of other non-current assets, amounts due from/to related parties and accounts receivable of approximately $1.4 million, $0.3 million and $1.2 million, respectively, which was partly offset by the increase in the accrued expense and other current liabilities of $1.0 million and decrease of inventories of approximately $0.9 million.

Our operations for the six months ended June 30, 2022 were significantly adversely affected by the COVID-19 pandemic as previously discussed. We had limited cash flow generated from operating activities due to deferred sales orders and shipments, and our operating expense increased in connection with the Combination.

Investing Activities

Net cash used in investing activities was approximately $17.1 million for the six months ended June 30, 2022. Net cash used in investing activities for the six months ended June 30, 2022 was primarily attributable to purchase of land use rights and property, loans provided to third parties, and cash paid to acquire of 65% of CAE's shares of approximately $9.2 million, $5.1 million, and $3.6 million, respectively, which was partially offset by approximately $1.1 cash gained from acquisition of CAE.

Net cash provided by investing activities was approximately $5.6 million for the six months ended June 30, 2021. Net cash provided by investing activities for the six months ended June 30, 2021 was primarily attributable to proceeds from the sale of land use rights and properties in 2020 received in the first six months of 2021 in the amount of approximately $6.2 million and loan repayments from related parties in the amount of approximately $2.1 million, partially offset by approximately $1.5 million in interest free loans provided to related parties, $0.9 million in payment of long-term investment payable, and $0.3 million in purchase of property, plant and equipment.

Financing Activities

Net cash used in financing activities was approximately $31.0 million for the six months ended June 30, 2022, primarily attributable to the loan repayments made to related parties and third parties, deduction of capital investment prior to the closing of the combination paid in the current period of 2022, purchase of CAE's shareholder loan and payment of expense of reserve recapitalization of approximately $1.7 million, $1.2 million, $13.9 million, $13.2 million and $0.9 million respectively.

Net cash used in financing activities was approximately $1.8 million for the six months ended June 30, 2021, primarily attributable to the loan repayments made to related parties and third parties of approximately $3.3 and $0.9 million, respectively, partially offset by the proceeds of loans from related parties of approximately $2.4 million.

Contractual Obligations

In December 2020, Zhejiang Cenntro Machinery Co., Limited (“Zhejiang Machinery”) signed a non-cancellable operating lease agreement for approximately 165,800 square feet for its ECV manufacturing facility in Changxing, China. The lease period began in April 2021 and ends in March 2024. Pursuant to the agreement, we prepaid the first year of our rent obligations in February 2021 and thereafter will be obligated to pay rent in advance semiannually. The annual base rent for this facility is $469,029.

In February 2021, Cenntro Automotive Corporation (“CAC”) signed a non-cancellable operating lease agreement for warehouse and trial production use in Freehold, New Jersey (Willowbrook Road) of approximately 9,750 square feet. The lease period began in February 2021 and ends in February 2023. The annual base rent for this facility is $127,273. We currently lease the Willowbrook facility on a month-to-month basis at the same annual base rent.

In June 2021, Hangzhou Ronda Tech Co., Limited (“Ronda”) and Hangzhou Cenntro Autotech Co., Limitedsigned two non-cancellable operating lease agreements for approximately 11,700 square feet and 3,767 square feet, respectively, of two floors of an office building in Hangzhou, China. The lease period for each lease agreement began in June 2021 and ends in May 2023. Pursuant to each agreement, we paid the first six months of our rent obligations in June 2021 and thereafter will be obligated to make rental payments in advance semi-annually. The total annual base rent under these two lease agreements is $171,397 for the term ending May 2023.

On December 4, 2021, we entered into an entrustment agreement with Cedar Europe GmbH, a company organized under the laws of Germany (“Cedar”) pursuant to which we entrusted Cedar to, in Cedar’s name, obtain a lease agreement for facilities in Germany and operate such lease facility under Cedar’s name in exchange for the Cenntro’s responsibility for all expenditures and costs of the lease. On December 24, 2021, Cedar entered into a lease agreement for an approximately 27,220 square feet facility in Dusseldorf, Germany, where we now house our European Operations Facility. The lease period began on January 1, 2022 and ends on December 31, 2024. Pursuant to such lease agreement, the total annual base rent is €238,800 (or approximately $250,000) for the lease term.

On January 20, 2022, we entered into an operating lease agreement (the “Jacksonville Lease”), between CAC, as tenant, the Company, as guarantor, and JAX Industrial One, LTD., a Florida limited liability company, as landlord, for a facility of approximately 100,000 square feet in Jacksonville, Florida. The lease period commenced in May, 2022 and ends 120 months following a five-month rent abatement period. Pursuant to the Jacksonville Lease, minimum annual rent is approximately $695,000, $722,800, and $751,710, for the first three years, sequentially, and rising thereafter.

Cenntro Automotive Europe GmbH (“CAE”) we acquired and consolidated on March 25, 2022 has signed a non-cancellable operating lease agreement for approximately 17,100 square feet for its ECV manufacturing in Herne, Germany. The lease period began in July 2019 and ends in June 2024. Pursuant to the agreement, we are obligated to pay rent in advance by each month. The monthly base rent for this facility is $19,777 and adjustable against the short-term inflation rate in Germany.

Off-Balance Sheet Arrangement

We have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our Unaudited Financial Statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.